SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Conduent Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

206787103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

1.	NAMES OF REPORTING PERSONS

Darwin A. Deason

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA, Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

12,349,738

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

12,349,738

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,349,738

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.08%

12.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Conduent Incorporated

(b)	Address of Issuer’s Principal Executive Offices:

233 MOUNT AIRY ROAD, SUITE 100

BASKING RIDGE, NJ 07920

Item 2.

(a)	Name of Person Filing:

Darwin A. Deason

(b)	Address of Principal Business Office or, if none, Residence:

5956 Sherry Ln, Suite 800, Dallas, TX 75225

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Page.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Page.

(e)	CUSIP Number:

Incorporated by reference from the Cover Page.

Item 3.

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Items 5–9 of the Cover Page.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Page.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Page.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Page.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2017

/s/ Darwin A. Deason
Darwin A. Deason